MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4

RETURN CARD

FOR SUPPLEMENTAL MAILING LIST OF
REGISTERED AND NON-REGISTERED COMMON SHAREHOLDERS

Micromem Technologies Inc. (the "Corporation") will mail Interim Financial Statements of the Corporation only to those registered and non-registered shareholders of the Corporation who either:

(i)   complete and return this Return Card to the Corporation or the Corporation's Transfer Agent, Equity Transfer Services Inc., 120 Adelaide Street West, Ste. 420, Toronto, Ontario, M5H 4C3;

(ii)   otherwise deliver to the Corporation or Equity Transfer Services Inc. a request in writing for such Interim Financial Statements.

Registered and beneficial shareholders of the Corporation who do not do either of the above will not receive the Interim Financial Statements of the Corporation referred to above. Non-registered shareholders are shareholders whose shares are registered in the name of a bank, broker, trust company, etc.

By completing the lower portion of this Return Card and returning it to the Corporation in the return envelope provided for your proxy, you will be added to the Corporation's Supplemental Mailing List for the ensuing year.

I/We hereby request as a registered/non-registered shareholder of Micromem Technologies Inc., that the following information be added to the Supplemental Mailing List for distribution of Interim Financial Statements.

Shareholder's Name:

(Please Print)

Mailing Address:

Authorized Signature:

CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader Software must be correctly installed on my system before I will be able to view documents in PDF format.

3. I acknowledge that I may receive at not cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto, ON M5H 4C3.

4. For the below named issuer(s) the documents will be maintained for a minimum of six months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-361-0152), by fax (416-361-0470), by email (info@equitytransfer.com) or regular mail (120 Adelaide Street West, Suite 420, Toronto, ON M5H 4C3.

7. I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

_____
SIGNATURE OF SHAREHOLDER
of MICROMEM TECHNOLOGIES INC.

I am a REGISTERED SHAREHOLDER and I further consent to receiving other issuer information electronically by inserting my account code (as shown on the proxy under the barcode) here: _____ - _____ - _____